                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549


                                   FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
       For the fiscal year ended December 31, 1994

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
       For the transition period from _____ to _____



Commission file number 0-5550



                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN
                            (Full title of the Plan)



                           TELE-COMMUNICATIONS, INC.
              (Issuer of the securities held pursuant to the Plan)



                                5619 DTC Parkway
                          Englewood, Colorado  80111
                  (Address of its principal executive office)

REQUIRED INFORMATION


    Financial Statements:                                         Page No.
    ---------------------                                          --------
     Independent Auditors' Report                                      1

     Statements of Net Assets Available for Participant
        Benefits - December 31, 1994 and 1993                          2

     Statement of Changes in Net Assets Available for
        Participant Benefits - Year ended December 31, 1994            3

     Statement of Changes in Net Assets Available for
        Participant Benefits - Year ended December 31, 1993            4

     Statement of Changes in Net Assets Available for
        Participant Benefits - Year ended December 31, 1992            5

     Notes to Financial Statements
        December 31, 1994, 1993 and 1992                               6

     Schedule 1 - Plan Investments                                    11

     Schedule 2 - Reportable Transactions                             12

     Exhibit  -

      23-Consent of KPMG Peat Marwick LLP


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          UNITED ARTISTS ENTERTAINMENT
                                          EMPLOYEE STOCK OWNERSHIP PLAN
                                          (Name of Plan)


Date: June 28, 1995                       /s/ Bernard W. Schotters
                                          --------------------------------------
                                                Bernard W. Schotters
                                                Vice President - Finance
                                                  and Treasurer
                                                  and Member of Plan Committee

                          Independent Auditors' Report





The Plan Committee
United Artists Entertainment
  Employee Stock Ownership Plan:


We have audited the accompanying statements of net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of plan investments and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for participant benefits and the statements of changes in net assets available for participant benefits is presented for purposes of additional analysis rather than to present the net assets available for participant benefits and changes in net assets available for participant benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in note 1, the accompanying financial statements as of and for the year ended December 31, 1993 have been restated to properly reflect distributions.





                                        KPMG Peat Marwick LLP


Denver, Colorado
June 23, 1995

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                     Statements of Net Assets Available for
                              Participant Benefits

                           December 31, 1994 and 1993


                                                       1994                                         1993 *
                                         ---------------------------------           -------------------------------------
                                                      Income                                        Income
                                         Stock      Accumulation                     Stock        Accumulation
                                         Fund          Fund          Total           Fund            Fund            Total
                                         ----       ------------     -----           -----        ------------       -----
                                                                      amounts in thousands

Cash and cash equivalents               $     23         --             23              23               3              26

Investments, at market value:
 Tele-Communications, Inc. ("TCI"):
  Class A common stock
   (1,404,000 and 1,349,000
   shares, with a cost
   of $21,431,000 and
   $23,227,000 at December 31,
   1994 and 1993, respectively)           30,542         --         30,542          46,039             --           46,039
  Other (note 3)                              --        953            953              --          1,135            1,135
                                        --------        ---         ------          ------          -----           ------


  Net assets available for
   participant benefits,
   including $677,000 and
   $727,000 of benefits
   payable to participants
   in 1994 and 1993,
   respectively (note 6)                $ 30,565        953         31,518          46,062          1,138           47,200
                                        ========        ===         ======          ======          =====           ======

* Restated - see note 1.


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                                         Year ended December 31, 1994
                                               -------------------------------------------
                                                                       Income
                                               Stock                Accumulation
                                               Fund                     Fund         Total
                                               -----                ------------     -----
                                                               amounts in thousands
Net investment income (loss):
  Net unrealized depreciation of TCI
    common stock (note 4)                       $ (13,065)              --          (13,065)

  Realized gain on securities
   transactions                                       118               --              118

  Interest income                                       2                1                3
                                                ---------            -----         --------
    Total net investment
     income (loss)                                (12,945)               1          (12,944)
                                                ---------            -----         --------
Proceeds received upon settlement
  of claim (note 5)                                   398               --              398

Distributions to participants                      (2,943)             (63)          (3,006)

Transfers to TCI Employee Stock
  Purchase Plan (note 2)                               (7)            (123)            (130)
                                                ---------            -----         --------
   Decrease in net assets available
    for participant benefits                      (15,497)            (185)         (15,682)

   Net assets available for participant
    benefits:

     Beginning of year*                            46,062            1,138           47,200
                                                ---------            -----         --------
     End of year                                $  30,565              953           31,518
                                                =========            =====         ========

* Restated - see note 1.

See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                                   Year ended December 31, 1993*
                                               -----------------------------------
                                                              Income
                                               Stock        Accumulation
                                               Fund            Fund          Total
                                               -----        ------------     -----
                                                       amounts in thousands
Net investment income:
 Net unrealized appreciation
   of TCI common stock
   (note 4)                                   $ 13,659         --            13,659

 Realized gain on
   securities transactions                         421         --               421

   Interest income                                  24         84               108
                                              --------      -----            ------
       Total net investment income              14,104         84            14,188

Distributions to participants                   (3,105)      (105)           (3,210)

Transfers to TCI Employee
  Stock Purchase Plan (note 2)                      --       (154)             (154)
                                              --------      -----            ------
     Increase (decrease) in net assets
       available for participant benefits       10,999       (175)           10,824

     Net assets available for
       participant benefits:

         Beginning of year                      35,063      1,313            36,376
                                              --------      -----            ------
         End of year                          $ 46,062      1,138            47,200
                                              ========      =====            ======

* Restated - see note 1.


See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Changes in Net Assets Available
                            for Participant Benefits


                                                  Year ended December 31, 1992
                                                --------------------------------
                                                             Income
                                                Stock     Accumulation
                                                Fund          Fund         Total
                                                -----     ------------     -----
                                                      amounts in thousands
Net investment income:
 Net unrealized appreciation of TCI
  common stock (note 4)                      $  5,325        --             5,325

 Realized gain on securities
  transactions                                  1,937        --             1,937

 Interest income                                   17        90               107
                                             --------     -----           ------
   Total net investment income                  7,279        90             7,369

Distributions to participants                 (17,499)     (580)          (18,079)
                                             --------     -----           -------
   Decrease in net assets available
    for participant benefits                  (10,220)     (490)          (10,710)

   Net assets available for
    participant benefits:

     Beginning of year                         45,283     1,803            47,086
                                             --------     -----           -------
     End of year                             $ 35,063     1,313            36,376
                                             ========     =====           =======




See accompanying notes to financial statements.

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements

                  Years ended December 31, 1994, 1993 and 1992


(1)   Summary of Significant Accounting Policies

      Basis of Presentation


      The accompanying financial statements of the United Artists Entertainment Employee Stock Ownership Plan (the "Plan") have been prepared on an accrual basis and present the net assets available for participant benefits and the changes in those net assets.

      Restated 1993 Financial Statements

      During 1994, it was determined that the Plan had previously reported its 1993 Stock Fund distributions incorrectly. Accordingly, the Plan has restated its financial statements as of and for the year ended December 31, 1993. The effect of such restatement is an increase to investment in TCI Class A common stock of $5,234,000 at December 31, 1993 and a decrease to distributions to participants and net unrealized appreciation of TCI common stock of $4,997,000 and $237,000, respectively for the year ended December 31, 1993.

      Management of the Trust Fund


      On December 1, 1992, management of the Plan transferred from the Prudential Bank and Trust Company to the Colorado National Bank (collectively, the "Trustee").

      The Trustee manages a trust fund on behalf of the Plan and has been granted discretionary authority concerning purchases and sales of investments. Beginning December 2, 1991, the Trustee could invest up to 100% of the assets of the Stock Fund in TCI's common stock or make other investments as defined by the Plan, provided that the assets of the Stock Fund are primarily invested in TCI's common stock. The assets of the Income Accumulation Fund are invested in interest bearing accounts, guaranteed income contracts, certificates of deposit, money market funds, or mutual funds as deemed appropriate by the Plan Committee.

      Cash Equivalents

      The Plan considers investments with initial maturities of three months or less to be cash equivalents.


                                                                     (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


      Investments


      Investments are reflected in the accompanying financial statements at current market value. Current market value represents the closing prices for those securities having readily available market quotations and fair value as determined by the Trustee with respect to other securities. The values used for TCI Class A common stock were $21.75 and $30.25 per share at December 31, 1994 and 1993, respectively. The foregoing prices are the closing market prices of the common stock on those dates. Securities transactions are accounted for on the trade date. Distributions are reflected at current market value as of the last day of the calendar month in which the event requiring distribution occurs. The cost basis of such shares distributed is determined using the "first-in, first-out" method.

      In conjunction with the TCI/UAE Merger (see note 2), the cost basis for each share of stock then held by the Plan was adjusted to reflect the merger conversion ratio of 1.02. Such adjustment effectively created a new cost basis in the TCI Class A common stock of $15.26 per share. Any gains or losses associated with the stock held by the Plan during 1994, 1993 and 1992 are calculated based on the adjusted cost basis.

      Income Taxes


      The Plan has received a determination letter from the Internal Revenue Service dated February 14, 1989, which provides that the Plan, as amended, is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxation under Section 501 of such Code.

      Plan Expenses

      Administrative expenses of the Plan are paid by TCI. Accordingly, such expenses are not reflected in the accompanying financial statements.

(2)   Description of Plan

      On December 2, 1991, United Artists Entertainment Company ("UAE") and TCI Communications, Inc. (formerly Tele-Communications, Inc. or "Old TCI") consummated a merger (the "TCI/UAE Merger") pursuant to which UAE became a wholly-owned subsidiary of Old TCI. Under the TCI/UAE Merger agreement, outstanding shares of UAE's Class A and Class B common stock, including such shares of stock held by the Plan, were converted into Old TCI Class A common stock on the basis of 1.02 Old TCI Class A shares for each share of either class of UAE's common stock. Employees of UAE became employees of Old TCI and, as such, are entitled to participate in Old TCI's benefit plan, if eligible. The Plan became "inactive" as of the date of the TCI/UAE Merger and all participants automatically became fully vested in all employer contributions. Participant contributions were always fully vested.


                                                                  (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


      As of January 27, 1994, Old TCI and Liberty Media Corporation ("Liberty") entered into a definitive agreement to combine the two companies (the "TCI/Liberty Merger"). The transaction was consummated on August 4, 1994 and was structured as a tax free exchange of Class A and Class B shares of both companies and preferred stock of Liberty for like shares of a newly formed holding company, TCI/Liberty Holding Company. In connection with the TCI/Liberty Merger, Old TCI changed its name to TCI Communications, Inc. and TCI/Liberty Holding Company changed its name to Tele-Communications, Inc. Old TCI shareholders received one share of TCI for each of their shares. Liberty common shareholders received 0.975 of a share of TCI for each of their common shares. Each share of Old TCI Class A common stock held by the Plan was converted into one share of TCI Class A common stock.

      Annually participants are given an option to transfer their fund balance into the TCI Employee Stock Purchase Plan. Such transfers aggregated $7,000 in the Stock Fund and $123,000 in the Income Accumulation Fund during 1994 and $154,000 in the Income Accumulation Fund during 1993.

      The Plan enabled participating employees to acquire a proprietary interest in UAE and provided benefits upon retirement. The Plan Committee is responsible for the management and operation of the Plan.

      Employees who had attained the age of 21 were eligible to participate after one year of service. Participants, who were not defined as highly compensated employees, could contribute, via payroll deductions, up to 12% of their annual compensation either on a before-tax or after-tax basis or a combination thereof. Highly compensated participants were limited to 10% of their annual compensation.

      The participants had the choice to invest their contributions in either the common stock of UAE ("Stock Fund") or an Income Accumulation Fund. Lump-sum payments received by participants from other qualified plans could also be deposited into the Plan as "rollover contributions". At December 31, 1994, 2,239 participants had balances remaining in the Stock Fund and 430 of those same participants had balances remaining in the Income Accumulation Fund.

      UAE contributed an amount up to 100% (75% for the Income Accumulation
      Fund) of each participant's contributions limited to a maximum of 10% of the participant's annual compensation. UAE's policy was to invest employer contributions in UAE's common stock. Forfeitures (due to a participant's termination prior to full vesting) were utilized to reduce the Company's contributions. There were no contributions or forfeitures made during 1994, 1993 and 1992 as the Plan was inactive.

      Vested benefits become distributable if a participant dies, suffers total disability, retires, or terminates employment for any other reason. Benefits are generally payable in a single lump sum equal to the participant's vested benefits or, upon participant termination, in not more than five annual installments if the participant's vested benefits exceed $3,500. Benefits are paid in cash or shares of TCI Class A common stock.

      The Plan provides for "hardship withdrawals" by participants under certain circumstances, subject to approval by the Plan Committee.

                                                                  (continued)
                                       8

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(3)   Other Investments

      Other investments (at market value) at December 31 are summarized as follows:


                                                 1994                               1993
                                       ------------------------        -------------------------
                                                      Income                           Income
                                       Stock       Accumulation        Stock        Accumulation
      Description                      Fund            Fund            Fund             Fund
      -----------                      -----       ------------        -----        ------------
                                                         amounts in thousands
      Prudential Insurance
        Company of America
        Retirement Annuity            $  --            953                --             1,135
                                      =====            ===               ===             =====

      The cost of the above investments approximates their market value at December 31, 1994 and 1993, respectively.

(4)   Change in Unrealized Appreciation (Depreciation)

      Unrealized appreciation (depreciation) of TCI's Class A common stock for the years ended December 31, 1994, 1993 and 1992, is calculated as follows:

                                               1994       1993*        1992
                                               ----       ----         ----
                                                   amounts in thousands
      End of year                           $  9,111      22,812       9,884
      Change in unrealized appreciation
       (depreciation) of distributions           636         731         (64)
      Less beginning of year                 (22,812)     (9,884)     (4,495)
                                            --------      ------      ------
      Net unrealized appreciation
       (depreciation) of TCI common stock   $(13,065)     13,659       5,325
                                            ========      ======      ======

      * Restated - see note 1.

(5)   Proceeds Received Upon Settlement of Claim

      During 1994, the Plan received proceeds related to the settlement of a claim by former employees of United Artists Theatre Circuit ("UATC") which Old TCI acquired in the TCI/UAE Merger and subsequently sold in May 1992. Such employees claimed they did not receive the proper stock valuation price at the time of the UATC sale in 1992. TCI and UATC settled the claim and contributed a total of $398,000 to the Plan for the benefit of the former employees. Such contributions were subsequently distributed to the former employees in 1994.


                                                                  (continued)

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                         Notes to Financial Statements


(6)   Reconciliation to Form 5500

      The following represents a reconciliation between the Statement of Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 at December 31, 1994 (amounts in thousands):

           Net Assets Available for Participant Benefits -
            financial statements                                $ 31,518

           Benefits payable to participants                         (677)
                                                                --------
           Net Assets Available for Participant Benefits -
            Form 5500                                           $ 30,841
                                                                ========

      The following represents a reconciliation between distributions to participants in the Statement of Changes in Net Assets Available for Participant Benefits included in the accompanying financial statements and the Form 5500 for the year ended December 31, 1994 (amounts in thousands):

           Distributions to participants -
            financial statements                                $  3,006

           Reversal of prior year benefits payable
            to participants                                         (727)

           Benefits payable to participants                          677
                                                                --------
                 Distributions to participants -
                    Form 5500                                   $  2,956
                                                                ========

                                                                   Schedule 1
                                                                   ----------

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                                Plan Investments


                               December 31, 1994


                                          Shares
                                       or principal
Investment securities                     amount          Cost         Market
- ---------------------                  ------------      -----         ------
                                                   amounts in thousands
  Common Stock

   TCI Class A common stock                1,404        $ 21,431     $ 30,542

  Other Investments

   Prudential Insurance Company of
     America Retirement Annuity               953            953          953
                                                        --------     --------

      Total investments                                 $ 22,384     $ 31,495
                                                        ========     ========


See accompanying independent auditors' report.

                                                                    Schedule 2
                                                                    ----------

                          UNITED ARTISTS ENTERTAINMENT
                         EMPLOYEE STOCK OWNERSHIP PLAN

                            Reportable Transactions

                  Years ended December 31, 1994, 1993 and 1992




                                         Purchases                    Sales
                                    -----------------      --------------------------------
                                                                                   Realized
                                    Shares       Cost      Shares     Proceeds       Gain
                                    ------       ----      ------     --------     --------
                                                  amounts in thousands
For the year ended:

 December 31, 1994 - none

 December 31, 1993 - none

 December 31,1992:
  Prudential Bank and Trust
    Short-term U.S. Government
    Funds                           13,031      $13,031    13,958      $13,958         --
  TCI Class A common stock              --           --       788      $13,863     $ 1,937


See accompanying independent auditors' report.

                                 EXHIBIT INDEX


Shown below is the exhibit which is filed as part of this Report -

    23-Consent of KPMG Peat Marwick LLP